JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609 7732 jgoodman@vedderprice.com	222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
August 24, 2015

VIA EDGAR

Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC  20549

Re:	Wilshire Mutual Funds (the “Registrant” or the “Trust”)
File No. 811-07076

Dear Ms. Fettig:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on July 29, 2015 regarding the Registrant’s Form N-CSR for the period ended December 31, 2014.  As discussed, any changes made in response to these comments will be reflected in future filings.

1.	Comment: The annual return for the Wilshire 5000 IndexSM Fund is inconsistent in the annual report. Pages 1 and 6 disclose a return of 12.71%, while pages 20 and 21 disclose a return of 12.73%. Please reconcile the difference.

Response:  The Registrant acknowledges that the returns were inconsistent and in future filings will ensure consistency of the returns between the narrative disclosure and the tables within the MD&A section.

2.	Comment: On page 3, in the “**” footnote disclosing Fund expense ratios, please indicate that the expense ratios are as of the date shown in the Prospectus and refer to the financial highlights for expense ratios as of a more recent date.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Christina DiAngelo Fettig
August 24, 2015

Response:  The Registrant will include in future filings the date that the expense ratios are as of and will also refer to the financial highlights for the most current expense ratios.

3.	Comment: On page 4, in footnote 1 there is a statement that “unlike a mutual fund, the performance of an index assumes no taxes…” Please revise as the return of a mutual fund also includes taxes.

Response:  The Registrant will include the revised footnote in future filings as follows:

The Russell 1000® Growth Index is an unmanaged index that measures the performance of the largest 1,000 U.S. companies with higher price-to-book ratios and higher forecasted growth values. Index performance is presented for general comparative purposes. Unlike a mutual fund, the performance of an index assumes no transaction costs, management fees or other expenses. An individual cannot directly invest in any index.

4.	Comment: On page 26, for the Wilshire International Equity Fund, please include a footnote regarding the Fund’s strategy change similar to what is included in the Prospectus. Please also include the appropriate disclosure regarding the benchmark change.

Response:  The Registrant will include the following in future filings:

On April 2, 2013, the Wilshire International Equity Fund’s investment strategy was changed. Consequently, prior period performance may have been different if the new investment strategy had been in effect during these periods.  Effective May 28, 2014, the MSCI All Country World Index ex U.S. replaced the MSCI EAFE Index as the Wilshire International Equity Fund’s primary benchmark index.  The adviser believes the MSCI All Country World Index ex U.S. is a more appropriate index given the Wilshire International Equity Fund’s investment strategy.

5.	Comment: On page 34 in footnote 2, please disclose the number of days in the period.

Response:  The Registrant will include a revised footnote in future filings accordingly.

Christina DiAngelo Fettig
August 24, 2015

6.	Comment: On page 48, pursuant to the Audit and Accounting Guide for Investment Companies (chapter 7, paragraph 78(c)), please include more detail as to the transfer between the different levels.

Response:  The Registrant will provide more detail, as appropriate, as to the transfer between the different levels in future filings, including the amounts transferred, the reason for the transfer, a roll forward and description of inputs utilized for level 3 securities when their value is greater than 1% of net assets.

7.	Comment: On Page 52, for the Small Company Growth Portfolio, please explain the circumstances for the waivers and recoupment.

Response:   Pursuant to the Expense Limitation Agreement (the “Agreement”), any amount to be recouped under the Agreement is calculated on a daily basis.  Accordingly, there are waiver and recoupment amounts during the same period for the Small Company Growth Portfolio.

8.	Comment: On page 77 in note 3 regarding expenses subject to recapture, the current disclosure states “Wilshire may recoup the amount of any management fee waived or expenses reimbursed within three years after the year in which Wilshire waived fees or reimbursed the expenses if the recoupment does not exceed the existing expense limitation.” Please confirm that the expense limitation agreements for the Funds that have recapture provisions are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, which requires that the recoupment may not exceed the expense limitation that was in place at the time of the waiver/expense reimbursement. Please also modify the disclosures accordingly in all disclosure documents.

Response:  The expense limitation agreements for the Funds are in accordance with the Audit Risk Alert.  The Registrant will modify its disclosure as follows in future filings:

Wilshire may recoup the amount of any management fee waived or expenses reimbursed within three years after the year in which Wilshire waived fees or reimbursed the expenses if the recoupment does not exceed the expense limitation that was in place at the time of the waiver/expense reimbursement.

9.	Comment: On page 80, with respect to the note describing securities lending, please disclose whether the collateral is net of any fees retained by a securities lending agent.

Christina DiAngelo Fettig
August 24, 2015

Response:  The Registrant will revise the disclosure in future filings to state that the collateral received is net of any fees retained by the securities lending agent.

10.	Comment: In the full schedule of investments, for Funds with preferred stock, please disclose the rate known.

Response:  The Registrant will disclose this in future filings to the extent the rate is available.

*     *     *     *     *

If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours,

/s/ Jennifer M. Goodman

Jennifer M. Goodman

cc:	Michael Wauters
Cathy G. O’Kelly
Renee M. Hardt